EXHIBIT 17.1

Walter Roder II
Chairman
ACS Holdings Inc

Monday 14, June, 1:40 pm

Mr. Roder,
Re: Letter of Board of Directors Resignation
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There remains a continuing lack of clarity of business, marketing, financial, corporate and funding plans of the company. Indeed there has been no discussion amongst Director's on this vital matters despite several restructuring, funding and marketing proposals raised with you over the past 4 weeks.

In the continuing absence of such clearly defined and Board approved plans, I can not in good conscience endorse your proposed issuance of an additional 112 million free-trading shares under S-8 Consulting Contracts.

Therefore, with this letter, I regretfully tender my resignation from the Board of Directors of ACS Holdings Inc. effective immediately.

Please accept my good wishes for the future success of ACS Holdings Inc.

Sincerely,

/s/ Roland Becker
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